NEXTSEED

FORM C

COVER PAGE


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NODE40
USING DIGITAL CURRENCY LIKE BITCOIN?
WE BRING CLARITY & SIMPLICITY TO BITCOIN TAXES
PLAY

NODE40

Albany, NY

0% OF MINIMUM GOAL

$0 raised

Security Type: Future Equity (SAFE)
Valuation Cap: $5,000,000
Discount: 20%
Min. Individual Investment: $100

COMING SOON

- Highlights
- Problem
- Solution
- Product
- Market
- Competitive Advantages
- Exit Strategy
- Investment Terms
- Use of Proceeds
- The Team
- History
- Back to Top

HIGHLIGHTS

"QuickBooks for crypto" offering enterprise-grade transaction tracking for cryptocurrency tax compliance

- NODE40 can read and evaluate activity from all of your cryptocurrency sources like wallets and exchanges, and provide a simple and clear summary for how to file your taxes.
- Ability to examine blockchains activity that took place outside exchanges (on-chain tracking).
- Patent-pending SMART Algorithm applies financial/IRS rules to movement within and between portfolios to focus on asset lifecycle and in particular, taxable activity.
- Downloadable detailed and transparent audit records with tax forms to back up or explain your tax position to tax authorities or auditors.

Addressing the specific needs of an enormous market that has grown over 6x since 2015

- Total addressable market of $1.6B.
- In 2021, over 40M taxpayers will report owning or trading cryptocurrencies.
- 53% of crypto users move from one to another, creating a $20 million market of tax liability.

Team with deep expertise in blockchain technology

- Previously founded a masternode hosting and monitoring business.
- 20 years of experience managing web-based services.
- Expertise in blockchain hosting, blockchain accounting, and cost basis analysis.

PROBLEM

In 2021, over 40M taxpayers will report owning or trading cryptocurrencies

In 2021, over 40M taxpayers will report owning or trading cryptocurrencies

Currently available off-the-shelf solutions are wildly inaccurate and not auditable. With traditional investments, there are typically long-established financial statements made available on demand by your financial institution that make it pretty easy to determine your tax liability. This is unfortunately not the case for crypto investments.

Understanding cryptocurrency taxation is daunting.

That doesn't matter to the IRS.
What matters is that you pay your taxes.

With cryptocurrency, you are on your own, but not because online cryptocurrency exchanges don't care or don't want to provide the necessary financial statement. It is because they do not have the information to do so.

When they do report activity, cryptocurrency exchanges will almost always report incorrect numbers to the IRS, due to the exchanges not knowing the cost basis of your asset as you move currency from one exchange to another. This is a technical problem, not a legal problem, and NODE40 Balance was built to solve it.

SOLUTION

A "QuickBooks" for crypto

After generating significant business revenue from their own crypto advisory business, founders Perry Woodin and Sean Ryan needed a way to determine their own corporate tax liability from their cryptocurrency invoices. After an extensive evaluation of the limited platforms that already existed and a deep dive into IRS property law, Perry and Sean realized that they'd need to build a solution themselves.

> "NODE40 is one of the few providers in the space, having developed what amounts to a QuickBooks for blockchain tokens."
>
> **—YAHOO! Finance**

> "NODE40 is one of the few providers in the space, having developed what amounts to a QuickBooks for blockchain tokens."
>
> **—YAHOO! Finance**

PRODUCT

NODE40 has removed the complicated barriers to enabling cryptocurrency tax compliance

NODE40 is an intuitive and transparent cryptocurrency tax platform that simplifies the increasing complexity of tracking on-blockchain and off-blockchain transactions—enabling financial professionals to be leaders in blockchain and cryptocurrency accounting and ensure proper compliance management. NODE40 aggregates transactions from multiple sources, assigns cost basis, simplifies tax filing preparations, and more with unprecedented speed, transparency, and accuracy.

NODE40 offers cost basis tracking for the cryptocurrency industry. It is an essential software-as-a-service (SaaS) platform for accountants and auditors—going beyond traditional audit and tax services to simplify blockchain compliance.

NODE40 is a freemium subscription model, with paid subscriptions starting at $75 with seasonal promotional offers. Additional features are included with tiered plans leading up to a la carte pricing for customers or organizations with sophisticated or portfolios.



NODE40 analyzes the raw cryptocurrency transactions so that customers don't have worry about the complexity.



BALANCE
BTC Hardware Wallet

The raw transaction data is processed through NODE40's proprietary algorithms and the customer is presented with a familiar ledger similar to a bank statement.



8949
Sales and Other Dispositions of Capital Assets
2020





The processed transaction data can then be used to generates tax forms that customers can file directly with the IRS.

The data processed by NODE40 goes well beyond tax compliance. Our unique ability to track the actual transaction data provides insights into overall portfolio health, reports that support business accounting, and other compliance needs.



BALANCE
Demo Organization > My Portfolio
LEDGERS
SMART GROUPS
TAXES & FORMS
REPORTS & DOCUMENTS
Ethereum ETH $187.49
WBTC WBTC $111.31
OCEAN OCEAN $24.08
SUSHI SUSHI $7.98
All Other Assets $3.65
PORTFOLIO VALUE $334.52
+ NEW LEDGER
ETHEREUM
0.115351759414469034 ETH $187.49
ETH Wallet 0x55437d8646...
Wallet
3 months ago
$187.49
Chat

Portfolio snapshot from a DeFi contract.

SOVOS

For customers requiring B2G reporting compliance, NODE40 works with industry experts to provide a full-service solution.

MARKET

With crypto assets on the rise, and increasing attention from the IRS, the timing couldn't be better.



Number of Blockchain Wallet USers (millions)
source: blockchain.info
50
45
40
35
30
25
20
15
10
5
IRS releases SOW to produce an internal audit application that includes existing NODE40 features.
IRS adds cryptocurrency question to Form 1040.
IRS issues update tax guidance.
IRS Sends CP2000 letters to taxpayers who filed incorrectly.
IRS sends 6173/4 letters to notify taxpayers of cryptocurrency tax liability.
IRS summons of Coinbase
for costomer records
Initial tax guidance
released by IRS.
JAN 2014
JAN 2016
JAN 2018
JAN 2020



40M U.S. taxpayers is a
$1.6B Total Market
TAM
$1.6B
SAM
$468B
SOM
$9.9B

NODE40 plans to continue growth through a multi-modal market strategy

Channel Partners

- U.S. regulated exchanges with requirements to provide tax reporting to their customers.
- Foreign exchanges with both monthly reporting and annual reporting requirements.
- Certified Public Accountant (CPA) firms. Starting with the 2019 tax season, CPAs are required to ask their customers about their cryptocurrency interaction. 2020 tax returns ask about cryptocurrency as a top line-item on Form 1040.

Models

Standard referrals

- Custom referral link that is used for tracking signups.
- Channel partners may receive a percentage of revenue.

Integrated referrals

- Channel partner with direct call to action on their platform.

Subsidized referrals

- Integrated referral and the channel partner subsidizes the cost for their customers to use NODE40.

Targeted Marketing

CPAs with customers who have:

- Filed for extensions due to crypto.
- Receive an IRS letter.

Individuals who have received a 1099 (1099-K, 1099-B, 1099-INT, 1099-MISC other) from a regulated exchange.

Individuals who have received IRS 6173 (response required) and 6174/6174-A letters as well as the CP2000 (known underreported income).

Organic Growth

- Convert leads to paid users.
- Customer word of mouth.

COMPETITIVE ADVANTAGE

NODE40 fills in the critical gaps left by other services

Transparent

NODE40 provides an independently verifiable audit trail that shows exactly what transpired


NODE40 Gain/Loss Report
Trade ID
Open Date
Close Date
Quantity (-fee)
Description
Sale Price
Unit Cost
Proceeds
Total Cost
Gain/Loss
Term
Comments
vs.
Competitors Gain/Loss Report
Trade ID
Open Date
Close Date
Quantity
Description
Sale Price
Unit Cost
Proceeds
Total Cost
Gain/Loss
Term
Comments
NOT AVAILABLE
MISSING transaction ID, MISSING time, MISSING context, MISSING transactions
WRONG quantity, WRONG proceeds, WRONG gain/loss,

Proven Precision

NODE40 provides automated identification of all transactions provides defensible, auditable data.


NODE40 is Correct and Verifiable
Independent Blockchain Explorer
NODE40 Gain/Loss Report
Transparency
Accuracy
Competitors Gain/Loss Report
?

Full-featured

NODE40 brings order to what sometimes appears to be chaos, at a competitive price point.

	Transaction Limits	Spec ID	Supported Exchanges	Supported Blockchains	Wallet Support	Auto Transfer Linking	SOC Audit
NODE40 $0 | $75 | $225	1.5K/3.5K/∞	✓	all	1,200+	✓	✓	✓
cointracker.io $49 | $150 | $450	100/1.5K/5K	-	all	6	✓	✓	-
Lukka $40	1 Year	-	all	0	-	-	✓
zenledger.io $149 | $399 | $799 | $999	500/1K/4K/∞	-	25	0	-	-	-
taxbit $50 | $175 | $500	250/2.5K/25K	-	26	0	-	-	-
cointracking.info $0 | $120 | $186 | $600	200/3.5K/20K/∞	-	70+	11	-	-	-
cryptotrader.tax $49 | $99 | $199 | $299	100/1.5K/5K/∞	-	35 | all	0	-	-	-

EXIT STRATEGY

Bookkeeping/Tax Platforms

It's still early, but within the next few years, the established bookkeeping and tax platforms will need to support cryptocurrency transactions. Acquisition of an existing platform makes the most sense.

Cryptocurrency Exchanges

The top-tier U.S. based exchanges all need to provide tax compliance support for their users. Due to the technical nature of cryptocurrency, the only way to provide that support is through a third-party platform like NODE40. A strategic acquisition by an exchange would provide a value-add and build customer loyalty. In addition, an acquiring exchange would gain insight into how their customers interact on competing exchange platforms. NODE40 is currently in talks with 2 of the top 4 crypto exchanges.

Audit Firms

Firms that specialize in accounting and audit require tools to assign and track cost basis.

Banks

Office of the Comptroller of the Currency issued News Release 2020-98 granting federally chartered banks authority to provide cryptocurrency custody services for customers.

INVESTMENT TERMS

Issuer	Type of Offering	Offered By
NODE40, Inc.	Regulation Crowdfunding	Offered by NextSeed Securities, LLC

Offering Min	$200,000
Offering Max	$750,000
Min Individual Investment	$100
Type of Securities	Future Equity (SAFE)
Valuation Cap	$5,000,000 (post-money)
Discount	20%

USE OF PROCEEDS

The founders have contributed around $1.1 million in capital since starting the company. The Issuer anticipates that the total cost needed for continued or expanded operations will be approximately $750,000. NODE40 is seeking to crowdfund an amount between the minimum of $200,000 and maximum of $750,000 through the Offering. The minimum of $200,000 will be for ongoing operations. If NODE40 is able to complete a successful Offering, the members of the Issuer have committed to provide or arrange for sufficient financing for the Issuer to cover the remaining balance of the cost to achieve company objectives. Please also see Section V –"Financial Statements" and Appendix A for more information.

THE TEAM



Perry Woodin
CEO

Perry's interest in blockchain technologies started with the financial incentives that digital currencies use to encourage network participation - from early Bitcoin mining to Dash incentivized full nodes. Perry comes to blockchain business development with over 20 years of experience in architecting and managing software applications and services.



Sean Ryan
CTO

Sean designs NODE40's technology roadmap and plays an active role in business development activities. He oversees key service offerings including blockchain hosting, blockchain accounting, and cost basis analysis. He continues to spearhead technology initiatives in the blockchain space and works closely with strategic partners to deliver highly scalable and fault tolerant solutions.



Mike Atwood
VP OF GROWTH & STRATEGY

in

Mike comes to NODE40 with over 20 years experience in the financial services space, where he managed and developed products and services for large financial institutions and payment providers, and spent significant time working in China, Middle East, APAC, Europe and Russia/CIS. Most recently he worked at Sovos, a leader in tax and compliance software space, where he led the sales effort for their crypto tax reporting line of business to land exchanges like Paxos and Gemini.



Christian B. Sullivan
ADVISOR

Christian got to know the platform organically as a customer of NODE40. Christian is a super angel and entrepreneur with multiple billion-dollar exits. His most recent role is as co-founder of Republic Labs where he's made deep connections with industry players.



Suleyman "Suley" Duyar
ADVISOR

in

Known to friends as "Suley", Suleyman Duyar was an early implementer of semi-automated securities trading strategies. Currently, Mr. Duyar is the Chief Executive Officer of RenGen LLC, an investment firm that was one of the earliest investors in blockchain technology. Suley has been spearheading partnership talks between NODE40 and channel partners.



Dave Wojeski
ADVISOR

in

Dave Wojeski is the founder and Managing Director of Wojeski & Company CPAs, P.C. Prior to founding the firm, Dave worked for a "Big 4" accounting firm. Dave has substantial experience in advising closely held companies on strategic and tax planning, corporate structure, and merger, acquisition and equity related strategies.

HISTORY

5/1/2019	NODE40 upgrades crypto accounting software
5/4/2019	NODE40 - How to Report Cryptocurrency on Taxes
7/23/2019	2019 Innovation Award Finalist
8/26/2019	Crypto Taxes 2019 with Node40 + GREAT Crypto Tax Software
10/9/2019	NODE40 Becomes the First Consumer Cryptocurrency Tax Platform to Achieve SOC 1 Compliance
7/13/2020	NODE40 Balance Granted Patent Pending Status by US Patent and Trademark Office for its Industry Leading Tax Platform's Cost Basis Tracking Process
12/28/2020	NODE40 Balance releases international support with first translation to Brazilian Portuguese and 10 fiat currencies.
01/01/2021	NODE40 joins the Wall Street Blockchain Alliance